**Part II: Activities of the Broker-Dealer Operator and its
  Affiliates**

**Item 4:   Arrangements with Trading
              Centers**

a. Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?

■ Yes   ☐ No

If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.

In some cases, UBS ATS has executed bilateral Subscriber Agreements. These bilateral Subscriber Agreements offer uniform and consistent terms between two broker-dealers that each route orders and also operate an NMS ATS. The bilateral Subscriber Agreements avoid two sets of negotiations and are administratively convenient. The bilateral Subscriber Agreements do not obligate or require either party to send orders to the other party's ATS or engage in any level of activity. The parties with which the UBS ATS currently has in place bilateral Subscriber Agreements are: Barclays Capital Inc., Citigroup Global Markets Inc., ~~Deutsche Bank Securities Inc.,~~ Goldman Sachs & Co. LLC, Instinet LLC, JP Morgan Securities LLC, Liquidnet Inc., Morgan Stanley & Co Inc., National Financial Services LLC~~, Virtu Americas LLC., Virtu ITG LLC.~~

b. If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services?

☐ Yes   ■ No

If yes, identify the Trading Center and ATS services and provide a summary of the terms and conditions of the arrangement.